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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                                      under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                    PECHINEY
                            (Name of subject company)

                                    PECHINEY
                        (Name of person filing statement)


                                Common Shares "A"
                   nominal value 15.25 Euros per Common Share
                         (Title of class of securities)

                                    705151967
                      (CUSIP Number of class of securities)

                                 Olivier Mallet
                             Chief Financial Officer
                         7, place du Chancelier Adenauer
                               75116 Paris, France
                               +33 (1) 56 28 20 00
            (Name, address and telephone number of person authorized
             to receive notices and communications on behalf of the
                            person filing statement)

                                    Copy to:
                               George Casey, Esq.
                             Shearman & Sterling LLP
                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                                 United Kingdom
                                +44 20 7655 5000

          [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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THE FOLLOWING MESSAGE TO PECHINEY EMPLOYEES WAS ISSUED BY JEAN-PIERRE RODIER,
CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF PECHINEY ON SEPTEMBER 1, 2003. PECHINEY'S SECURITY HOLDERS SHOULD READ PECHINEY'S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN IT IS FILED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE SOLICITATION/ RECOMMENDATION STATEMENT AND OTHER PUBLIC FILINGS MADE FROM TIME TO TIME BY THE COMPANY WITH THE SEC ARE AVAILABLE WITHOUT CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AND MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO: PECHINEY, 7, PLACE DU CHANCELIER ADENAUER, 75116 PARIS, FRANCE, ATTENTION: CHARLES L. RANUNKEL, VICE PRESIDENT, DIRECTOR INVESTOR RELATIONS, TELEPHONE +33 1 56 28 25 77.


Message from the Chairman & Chief Executive to all Pechiney group employees

                                                        Paris, 1 September 2003

Madam, Sir,

At the initiative of Alcan's management we conducted intense negotiations during this last weekend. The full Board of Directors of Pechiney met last night, 31 August, to examine Alcan's new proposal.

This is a step forward and the proposal is an improvement compared to Alcan's initial offer. However, the fact remains that the offer still undervalues the potential of Pechiney and its talented men and women who make up the company. This is the reason why the Board did not retain the proposal, noting in addition that the offer remains conditional upon phase 1 approval by the competition authorities.

I have no doubts about our human, industrial and financial resources and abilities to continue our stand-alone strategy in a viable and profitable manner. This solution is very much a reality. It is only if a merger with Alcan or another group would be considerably better for our shareholders, our businesses, our teams and our customers that it would be an acceptable option.

We obviously keep an open mind, whilst, at the same time continuing to explore all different options available to us.

As I have done since the launch of the proposed offer, I will continue to keep you informed regarding any major developments and, once again, I am grateful for your confidence and the energy you deploy each and every day.

Yours sincerely,

/s/:  Jean-Pierre Rodier
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      Jean-Pierre Rodier,
      Chairman & Chief Executive